UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 4, 2010

First Midwest Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of incorporation)	(Commission File Number	I.R.S. Employer Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (630) 875-7450

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

    [ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17   CFR 240.14d-2(b))

    [ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On October 4, 2010, First Midwest Bancorp, Inc. (the "Company") reported that Thomas J. Schwartz, President and Chief Executive Officer of its First Midwest Bank subsidiary (the "Bank"), plans to retire in the first quarter of 2012. Mr. Schwartz will continue as President of the Bank through year end 2010, at which time he will assume market and business development responsibilities.

The Company has initiated a search to fill the position of President and Chief Operating Officer of the Bank. Michael L. Scudder, President and Chief Executive Officer of the Company, will assume the position of Chief Executive Officer of the Bank.

A press release relating to foregoing is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

9.01.   **Financial Statements and Exhibits**

99.1   First Midwest Bancorp, Inc. Press Release dated October 4, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRST MIDWEST BANCORP, INC.

Date: October 4, 2010

By: /s/ Cynthia A. Lance
Cynthia A. Lance
Executive Vice President and Corporate Secretary



First Midwest Bancorp, Inc.

News Release

First Midwest Bancorp
One Pierce Place, Suite 1500
Itasca, Illinois 60143
(630) 875-7450

FOR IMMEDIATE RELEASE

CONTACT: **Cynthia A. Lance**
Executive Vice President and Corporate Secretary
(630) 875-7345
www.firstmidwest.com

TRADED: NASDAQ Global Select Market
YMBOL:FMBI

FIRST MIDWEST BANK PRESIDENT AND CEO
THOMAS J. SCHWARTZ TO RETIRE IN 2012

ITASCA, IL., October 4, 2010 – First Midwest Bancorp, Inc. (the "Company") **(NASDAQ NGS: FMBI)**, announced today that Thomas J. Schwartz, President and Chief Executive Officer of the Company's subsidiary First Midwest Bank ("the Bank"), will be retiring effective in the first quarter of 2012.

Michael L. Scudder, President and Chief Executive Officer of First Midwest Bancorp will assume the position of Chief Executive Officer of First Midwest Bank as the Company initiates a search for a President and Chief Operating Officer of the Bank. Mr. Schwartz will continue as President of the Bank through the 2010 year end, and will remain with the Bank as a senior executive with market and business development responsibilities until his retirement in 2012.

"During my 40 years of association with First Midwest Bank, I feel fortunate to have had the opportunity to work with a number of incredible people to help build the Bank into one of the strongest and most trusted community banks in the country," said Mr. Schwartz. "In 2012 I will be turning 63, and I believe it is the right time to dedicate more time to my family and personal interests. The Company is well positioned for success and I look forward to helping Mike and the rest of the First Midwest team continue to serve the needs of our clients and communities."

"The Board and I understand Tom's decision to retire and accept it with enormous gratitude," said Mr. Scudder. "Tom has epitomized First Midwest's commitment to meeting the financial needs of our clients throughout his career and his numerous contributions to our Company are greatly appreciated. I am particularly thankful for Tom's commitment to ensuring a smooth transition."

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking market. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through some 100 offices located in 64 communities, primarily in metropolitan Chicago.

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